Filed Pursuant to Rule 424(b)(5)
Registration No. 333-274646

This pricing supplement relates to an effective registration statement under the Securities Act of 1933, as amended, but it is not complete and may be changed. This pricing supplement and the accompanying prospectus and prospectus supplement are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 17, 2023

PRICING SUPPLEMENT No. 2, dated November    , 2023

(To prospectus, dated September 22, 2023, and prospectus

supplement, dated September 22, 2023)

Senior Medium-Term Notes, Series A

Due 9 Months or More from Date of Issue

This pricing supplement supplements the terms and conditions in the prospectus, dated September 22, 2023 (the “base prospectus), as supplemented by the prospectus supplement, dated September 22, 2023 (the “prospectus supplement” and together with the base prospectus, and all documents incorporated herein by reference therein and herein, the “prospectus”), and describes our senior notes that will be issued in a reopening under our Senior Medium Term Note Program, Series A. The notes to be issued in the reopening (the “Notes”) will have the same terms as, and constitute a single series with, the $750,000,000 aggregate principal amount of 7.413% Fixed Rate/Floating Rate Senior Notes due October 30, 2029, issued on October 30, 2023 (the “Original Notes”). The Notes will have the same CUSIP number as the Original Notes and will trade interchangeably with the Original Notes immediately upon settlement. As a result, the outstanding aggregate principal amount of our 7.413% Fixed Rate/Floating Rate Senior Notes due October 30, 2029 as of the expected issue date of the Notes will be $                 . The Notes mature on October 30, 2029. Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

Term	Fixed Rate/Floating Rate Notes
CUSIP / ISIN Nos.	55261F AS3 / US55261FAS39
Series	Series A (Senior)
Form of Note	Book-Entry
Aggregate Principal Amount to be Issued in Reopening	$
Total Aggregate Principal Amount after Giving Effect to the Reopening	$
Trade Date	November , 2023
Reopening Issue Date	November , 2023 (T+ )
Maturity Date	October 30, 2029
Redemption Terms	[X] Make-whole Redemption Option (0.400%) First Par Call Date: October 30, 2028 Par Call Date: September 30, 2029
Repayment Terms	The Notes will not be subject to repayment at the option of the holder at any time prior to maturity.
Distribution	Underwritten basis
Authorized Denomination	$2,000, or any amount in excess of $2,000 that is a whole multiple of $1,000.
Issue Price (Dollar Amount and Percentage of Principal Amount)	$ / %, plus accrued interest from October 30, 2023 to, but excluding the Reopening Issue Date
Net Proceeds (Before Expenses) to the Company	$
Interest Rate	[ ] Fixed Rate
[ ] Floating Rate
[ ] Fixed Rate Reset
[X] Fixed Rate/Floating Rate
[ ] Zero Coupon
Base Rate or Reset Reference Rate(s)	[ ] Compounded CORRA

[ ] CMT Rate:
[ ] Refinitiv Page FRBCMT
[ ] Refinitiv Page FEDCMT
[ ] One-Week [ ] One-Month
[ ] EURIBOR [X] SOFR:
[ ] Compounded SOFR
[X] Compounded Index Rate
[ ] SONIA:
[ ] Compounded SONIA
[ ] Compounded SONIA Rate with Compounded Index
[ ] Treasury Rate
[ ] Other Floating Rate (as described below)
Interest Rate / Initial Interest Rate	During the Fixed Rate Period, 7.413% per annum; during the Floating Rate Period, a Compounded SOFR calculated using “Compounded Index Rate” method as described in the prospectus supplement under “Description of Notes— Calculation of Interest—SOFR Notes—Compounded SOFR Index Notes,” determined for each quarterly Interest Period, plus the Spread.
Spread	+260 basis points
Spread Multiplier	Not applicable
Interest Payment Dates	With respect to the Fixed Rate Period, April 30 and October 30 of each year, commencing on April 30, 2024 and ending on October 30, 2028. With respect to the Floating rate Period, January 30, April 30, July 30, and October 30 of each year, commencing on January 30, 2029.
Interest Periods

With respect to the Fixed Rate Period, each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the Fixed Rate Period, October 30, 2023) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the Fixed Rate Period, the first day of the Floating Rate Period).

With respect to the Floating Rate Period, each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the Floating Rate Period, the first day of the Floating Rate Period) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date or earlier redemption date).

Fixed Rate Period	From, and including, October 30, 2023 to, but excluding, October 30, 2028.
Floating Rate Period	From, and including, October 30, 2028 to, but excluding, the Maturity Date.
Regular Record Dates	The close of business on the Business Day preceding the applicable Interest Payment Date.
Interest Determination Dates	Two U.S. Government Securities Business Days preceding the applicable Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date or earlier redemption date).
Observation Period	With respect to each Interest Period, the period from, and including, the date that is two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date that is two U.S. Government Securities Business Days preceding the Interest Payment

Date for such Interest Period (or, in the case of the final Interest Period, the Maturity Date or earlier redemption date).
Interest Reset Dates	For the Floating Rate Period, each Interest Payment Date.
Day Count	With respect to the Fixed Rate Period, 30/360; with respect to the Floating Rate Period, Actual/360.
Calculation Agent	We will appoint a calculation agent, which may include M&T, or an affiliate of M&T, including M&T Bank and Wilmington Trust, prior to the commencement of the Floating Rate Period.
Maximum Interest Rate	Maximum rate permitted by New York law, as the same may be modified by United States law of general application.
Minimum Interest Rate	Zero
Original Issue Discount Notes	Not applicable

The Notes are unsecured. The Notes will rank equally with all of our other unsecured and unsubordinated indebtedness that is not accorded a priority under applicable law.

The Notes are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in the Notes involves risk. See “Risk Factors” beginning on page S-7 of the prospectus supplement and the discussion of risk factors contained in our annual, quarterly and current reports filed with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are incorporated herein by reference.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, the New York State Department of Financial Services or the Board of Governors of the Federal Reserve System or any other governmental agency has approved or disapproved of the Notes passed upon the adequacy or accuracy of this pricing supplement, the attached prospectus supplement or the attached prospectus. Any representation to the contrary is a criminal offense.

	Per Note		Total
Price to Public(1)		%	$
Agent’s Discount		%	$
Net Proceeds (Before Expenses) to Us(1)		%	$

(1)

Does not include accrued interest that purchasers of the Notes will pay in the aggregate amount of $                for the period from, and including, October 30, 2023 (the issue date of the Original Notes) to, but excluding, November    , 2023, the scheduled issue date for the Notes. If the delivery of the Notes occurs after November    , 2023, the purchasers will pay additional accrued interest from, and including, November    , 2023 to, but excluding, the actual issue date of the Notes.

We expect to deliver the Notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants on or about November    , 2023.

Book-Running Manager

RBC Capital Markets

November    , 2023

USE OF PROCEEDS

We will use the net proceeds from the sale of the Notes for general corporate purposes, including investments in and advances to our bank and nonbank subsidiaries, reduction of outstanding borrowings or indebtedness, short and long-term investments and financing possible future acquisitions including, without limitation, the acquisition of banking and nonbanking companies and financial assets and liabilities. All or a portion of the net proceeds from the sale of Notes may also be used to finance, in whole or in part, our repurchase of common shares pursuant to any share repurchase program securities repurchases undertaken from time to time. The precise amounts and timing of the application of proceeds will vary with liquidity and funding requirements.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The Company believes that the Notes should be treated as variable rate Notes that are not issued with original issue discount for United States federal income tax purposes. See the discussion in the prospectus supplement under “Certain United States Federal Income Tax Considerations” for a discussion of the United States federal income tax consequences of investing in the Notes.

We will treat the Notes being issued in this reopening as having been issued in a “qualified reopening” of the Original Notes. For U.S. federal income tax purposes, debt instruments issued in a qualified reopening are deemed to be part of the same issue as the original debt instruments. Accordingly, we will treat the Notes as having the same issue date and issue price as the Original Notes and as being fungible with the Original Notes for U.S. federal income tax purposes. Because the purchase price of the Notes exceeds the principal amount of the Notes, a United States holder may elect to treat the excess (after excluding the portion of the purchase price attributable to accrued interest) as amortizable bond premium, as discussed in the prospectus supplement under “Certain United States Federal Income Tax Considerations—U.S. Holders—Amortizable Bond Premium.”

A portion of the price paid for the Notes will be allocable to interest that accrued prior to their issue date (“pre-acquisition accrued interest”). On the first interest payment date with respect to the Notes, a U.S. Holder may treat a portion of the interest received, in an amount equal to the pre-acquisition accrued interest, as a return of the pre-acquisition accrued interest and not as a payment of interest on the Notes. Amounts treated as a return of pre-acquisition accrued interest should not be taxable when received. U.S. Holders should consult their own tax advisors concerning the treatment of the pre-acquisition accrued interest.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

We have entered into a terms agreement, dated November    , 2023 (the “Terms Agreement”), with the agent named below. Subject to the terms and conditions set forth in the Terms Agreement, we have agreed to sell to the agent and the agent has agreed to purchase the principal amount of Notes set forth below:

Agent	Amount of Notes
RBC Capital Markets, LLC	$

Total	$

We expect that delivery of the Notes will be made against payment therefor on or about the closing date specified on the cover page of this pricing supplement, which will be on the                business day following the date the Notes are priced (such settlement being referred to as “T+                ”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes initially settle in T+ , to specify an alternate settlement cycle at the time of the trade to prevent a failed settlement and should consult their own advisors in connection with that election.

See “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for additional information.

LEGAL MATTERS

Certain legal matters relating to the validity of the Notes will be passed on for us by Squire Patton Boggs (US) LLP. Sullivan & Cromwell LLP advised the agents in connection with the offering. Sullivan & Cromwell LLP from time to time performs legal services for M&T and its subsidiaries.